July 24, 2006

VIA EDGAR

Mr. David Burton
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Tel (202) 551-3626
Fax 202) 772-9218

Re:   Trestle Holdings, Inc
Item 4.01 Form 8-K
Filed July 7, 2006
File No. 0-23000

Dear Mr. Burton:

This letter is in response to the SEC comment letter dated July 18, 2006. We will be filing the 8-K/A with the corrected information shortly.

We acknowledge the following:
  The company is responsible for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or further comments please contact either me or Eric Stoppenhagen, our Vice President of Finance, at 949-673-1907.

Sincerely,

TRESTLE HOLDINGS, INC.

By: _/s/ BARRY HALL___________
Barry Hall
President & Chief Financial Officer